UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2010
Commission File Number: 000-53445
KB Financial Group Inc.
(Translation of registrant’s name into English)
9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A     .

2010 Third Quarter Preliminary Operating Results
On October 29, 2010, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the third quarter of fiscal year 2010. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfng.com).
The preliminary figures for the third quarter of fiscal year 2010 presented herein are currently being reviewed by our independent auditor and are subject to change.

1.	Operating results of KB Financial Group (consolidated)

			% Change			% Change
			Increase			Increase
			(Decrease)			(Decrease)
(Won in millions, %)	3Q 2010	2Q 2010	(Q to Q)		3Q 2009	(Y to Y)
Operating Revenue
Specified Quarter	6,023,161	6,888,568	(12.56)		6,679,499	(9.83)
Cumulative	20,018,015	14,085,062	—		24,487,629	(18.25)
Operating Income
Specified Quarter	163,015	(446,713)	N/A	*	145,037	12.40
Cumulative	329,414	166,399	—		580,349	(43.24)
Income before Income Taxes
Specified Quarter	126,384	(458,696)	N/A	*	155,419	(18.68)
Cumulative	284,930	158,546	—		510,760	(44.21)
Net Income**
Specified Quarter	81,323	(334,950)	N/A	*	173,717	(53.19)
Cumulative	319,048	237,725	—		521,981	(38.88)

*	N/A = Not applicable

**	Represents net income for controlling company interests.

2.	Operating results of Kookmin Bank (non-consolidated)

				% Change			% Change
				Increase			Increase
				(Decrease)			(Decrease)
(Won in millions, %)	3Q 2010	2Q 2010		(Q to Q)		3Q 2009	(Y to Y)
Operating Revenue**
Specified Quarter	4,823,871	N/A	*	—		5,685,014	(15.15)
Cumulative	16,436,208	N/A	*	—		21,278,612	(22.76)
Operating Income**
Specified Quarter	(53,217)	N/A	*	—		58,382	N/A	*
Cumulative	(265,891)	N/A	*	—		239,613	N/A	*
Income before Income Taxes**
Specified Quarter	(90,973)	N/A	*	—		72,441	N/A	*
Cumulative	(310,578)	N/A	*	—		243,317	N/A	*
Net Income
Specified Quarter	56,727	(346,724)		N/A	*	231,144	(75.46)
Cumulative	230,257	173,530		—		617,985	(62.74)

*	N/A = Not applicable

**	As a result of the resolution of the board of directors of Kookmin Bank on September 28, 2010 to spin-off its credit card business to be operated by a newly established, wholly-owned subsidiary of KB Financial Group, which will remain unlisted, in accordance with the Korea Financial Accounting Standards, the figures for operating revenue, operating income and income before income taxes in the table above for the third quarter of 2009 and 2010 have been prepared based on financial statements that exclude income (loss) from discontinued operations. Please note that except for net income, only the financial information for the third quarter of 2009 has been provided in the table above for comparative purposes.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 29, 2010	By:	/s/ Wang-Ky Kim
(Signature)
	Name:	Wang-Ky Kim
	Title:	Deputy President & CPRO